Exhibit 99.4

  FANG HOLDINGS LIMITED   TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF FANG HOLDINGS LIMITED   FOLD AND DETACH HERE         Ordinary Resolutions   FOR AGAINST ABSTAIN   Resolution 1   Resolution 2               Address Change Mark box, sign and indicate changes/comments below:   Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.   Sign Below   Date:   Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Ordinary Resolutions The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Jingbo Wang as a director of the board of directors (the “Board”) of the Company. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Mingqiang Bi as an independent director of the Board and a member of the audit committee of the Board. Fang Holdings Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Fang Holdings Limited (the “Company”) will be held at 10:30 a.m. (Beijing time), on Wednesday, December 20, 2017 at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 18, 2017. Only the registered holders of record at the close of business on November 20, 2017 will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on November 20, 2017, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below. To view the AGM Notice and Proxy Statement, please visit http://ir.fang.com NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on December 18, 2017. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.